UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                         For the month of: December 2009
                        Commission File Number: 000-30827


                         CLICKSOFTWARE TECHNOLOGIES LTD.
                         -------------------------------
                 (Translation of registrant's name into English)

                              94 Em Hamoshavot Road
                           Petach Tikva 49527, Israel
                           --------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F |X|        Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes |_|        No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_____

      Attached hereto and incorporated by reference herein is the registrant's press release announcing updated guidance for the fourth quarter of 2009, issued on December 28, 2009.

The  information  in  this  Form  6-K  of  CLICKSOFTWARE  TECHNOLOGIES  LTD.  is incorporated by reference into the Forms S-8 of the Company, registration numbers 333-42000, 333-115003, 333-135435, 333-141307, 333-149825 and
333-158839, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CLICKSOFTWARE TECHNOLOGIES LTD.
                                         (Registrant)


                                         By: /s/ Shmuel Arvatz
                                             -----------------------------------
                                             Name:  Shmuel Arvatz
                                             Title: Executive Vice President and
                                                    Chief Financial Officer

Date: December 28, 2009

Contacts:
Shmuel Arvatz                                      Noa Schuman
Chief Financial Officer                            Investor Relations
+972-3-765-9400                                    +972-3-7659-467
Shmuel.Arvatz@clicksoftware.com                    Noa.Schuman@clicksoftware.com


          ClickSoftware Expects to Exceed the High End of its Guidance
               With Record Revenues for the Fourth Quarter of 2009

                          Also Expects Strong Bookings

BURLINGTON,  MA, December 28, 2009 - ClickSoftware  Technologies Ltd. (NasdaqGS:
CKSW), the leading provider of workforce management and service optimization solutions, today announced that it expects record revenues at the fourth quarter of 2009 of about $17 million, exceeding its previous guidance of an approximate range of $16.0 to $16.7 million. These anticipated quarterly revenues will lead to annual revenues of about $61 million in fiscal year 2009, compared to annual revenues of $52.3 million in fiscal year 2008.

"With excellent performance in the fourth quarter, we are approaching the end of 2009 with solid financial results giving us another year of significant revenues growth", says Dr. Moshe BenBassat, ClickSoftware's Chairman and CEO. "Strong bookings in the fourth quarter will contribute to the existing backlog and deferred revenues, providing us with high visibility into 2010. Our sales pipeline also keeps growing, and we believe that the level with which we start 2010 will generate strong growth in 2010."

The above assessment for the fourth quarter of 2009 is based on the Company's initial analysis and is subject to change as additional financial information becomes available. ClickSoftware expects to report its final financial results for the fourth quarter and fiscal year 2009 in early February 2010. A news release announcing the exact date, and dial-in and webcasting details for the conference call, will be issued in advance.


About ClickSoftware

ClickSoftware is the leading provider of workforce management and service optimization solutions that create business value for service operations through higher levels of productivity, customer satisfaction and cost effectiveness. Combining educational, implementation and support services with best practices and its industry leading solutions, ClickSoftware drives service decision making across all levels of the organization. From proactive customer demand forecasting and capacity planning to real-time decision-making, incorporating scheduling, mobility and location based services, ClickSoftware helps service organizations get the most out of their resources. With over 150 customers across a variety of industries and geographies, and strong partnerships with leading platform and system integration partners - ClickSoftware is uniquely positioned to deliver superb business performance to any organization. The Company is headquartered in Burlington, MA and Israel, with offices in Europe, and Asia Pacific.

For more information about ClickSoftware, please call (781) 272-5903 or (888) 438-3308, or visit www.clicksoftware.com.


This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, visibility into future periods, growth and rates of growth, and expectations regarding future closing of contracts, receipt of orders, recognition of revenues and deferred revenues. For example, when we discuss our expected revenues for the fourth quarter of 2009 and for year 2009, our long term momentum, our visibility into 2010 and our growth in 2010, we are using forward-looking statements. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware's sales cycle, ClickSoftware's ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2008 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.